SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  August, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - CORPORATE GOVERNANCE REPORT" dated on July, 2008.

Introduction

Telecomunicações de São Paulo S/A (“TELESP”, or “Company”), a listed company, whose shares are traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the New York Stock Exchange, is subject to Corporation Law (Lei das Sociedades por Ações) – Law# 6,404/76, and other applicable laws and rules of the securities and exchange market. The Company is high involved with specific rules of main business, which involves providing telecommunication services.

According to the best governance practices, TELESP adopts and motivates its administrators and employees to the highest levels of unimpeachable behavior and ethical in all activities, aiming continually to attract value to the company and its shares, to protect its investors, employers, shareholders and costumers, offering fair treatment of shareholders and transparency in its operations and information to the market.

Pursuant to the best corporate governance practices, to improve the quality of Company information disclosures and to decrease shareholders uncertainty, TELESP has been creating and implementing various internal regulations and codes to make the governance practices more clear and objective. TELESP believes that this kind of behavior will benefit the shareholders, actual and future investors, as well as the whole market. According to the internal activities that have been adopted, we can highlight some internal regulations which insure that the objectives will be achieved. Those codes complement the legislation in effect and others companies regulations, and we point out the Corporation Law (Lei das Sociedades por ações), the CVM Instruction 358/02 and alterations, the CVM Corporate Governance Recommendations and Sarbanes-Oxley Act.

This report discloses the governance principles and practices sighted by the Company and presents, in a simple and objective way, information about the shareholder structure, the composition, the operation and activities of the administrative parts and the Company’s relationship with its shareholders, investors and with the market.

Principles of Corporate Governance

The fundamental principles of TELESP corporate governance are contemplated in its By-Laws and in internal guidelines which complement the concepts emanated by law and by principles that set the capital market.

The purpose of these principles, that inspire the administration activity of the Company, can be summarized as follows:

-	Maximizing Company value;

-	Transparency in rendering Company accounts and disclosure relevant information to the market;

-	Transparency in relations with shareholders, employees, investors and customers;

-	Equitable treatment of shareholders;

-	The Board of Directors’ essential role in Company management, supervision, and accounts rendered to shareholders.

-	The Board of Directors safeguards Corporate Responsibility, ensuring the sustainability of the organization.

Based on those concepts, TELESP developed and implemented the following internal regulations:

(i) Company Relevant Act and Fact Disclosure Policy: Implanted in 07/18/2002 as decided by the Board of Directors of the Company and taking into account CVM Instruction 358/03. The aim of this policy is to establish rules to information disclosures with are relevant to the market.

(ii) Internal Code of Conduct: Implanted in 03/26/2003 as decided by the Board of Directors of the Company. Establishes behavioral guidelines to stock market related issues, and is not only strictly aligned with the legislation in effect, but is also based on ethical criteria and professional responsibility.

(iii) Market Information Disclosure Guidelines: Regulate the basic operating principles and systems of control of information that will be published. It seeks to ensure quality and control over such information, thereby meeting the requirements established by law in the markets where Company securities are traded. As fixed by the Board of Directors, its implantation was approved by Executive committee in 06/19/2006.

(iv) Guidelines on Registering, Communicating and Controlling Financial and Accounting Information: In 02/11/2003, the Board of Directors approved this guidelines governing internal procedures and control mechanisms related to producing Company’s financial and accounting information, ensuring application of uniform accounting policies and practices. Such regulation also complies with certain requirements in the US Sarbanes-Oxley Act.

(v) Conduct Regulations for Financial Officers: Regulation that specifies standards of conduct for persons in positions of responsibility involving TELESP and its subsidiaries finances, their access to privileged and confidential information and the standard behavior noticed in those situations. The Board of Directors approved it in 04/18/2005.

(vi) Rules on Prior Approval of Services to be Provided by the External Auditor: Establishes criteria and procedures for contracting services from independent auditors, always with prior approval from the Audit and Control Committee. The provisions take into account CVM directives in this area, as well as US legislation. It was implanted with the approval of the Audit and Control Committee in 11/21/2005.

Besides the regulations aforesaid, that give conduct regulations to be adopted aiming the best governance, the company has a compliant channel, set by Audit and Control Committee in 07/18/2005, to receiving and look after complaints and accounting and auditing subjects.

Shareholder Structure

Shareholder Structure on June 30, 2008:

SHAREHOLDERS	Common	Preferred	Total
SP Telecomunicações	83,038,516	23,983,413	107,021,929
Participações	49.19%	7.11%	21.14%

Telefônica Internacional	58,859,918	*271,706,997	330,566,915
	34.87%	80.53%	65.30%

Telefonica Data do Brasil	2,564,563	5,059,440	7,624,003
	1.52%	1.50%	1.51%

Other Shareholdrs	24,146,294	36,482,339	60,628,633
	14.30%	10.81%	11.98%

Treasury shares	210,579	185,213	395,792
	0,12%	0,05%	0,08%

Total number of shares	168,819,870	337,417,402	506,237,272

* The Telefônica Internacional shareholding of preferred shares is composed of ADRs registered with the New York Stock Exchange.

Shareholder Structure

The subscribed and paid up Capital Stock is R$ 6,575,197,959.21 (six billion, five hundred and seventy five million, one hundred and ninety seven thousand, nine hundred and fifty nine reais and twenty one cents), represented by 506,237,272 shares, composed of 168,819,870 common shares and 337,417,402 preferred shares, all book-entry shares with no par value.

Company shares are book-entry share and are managed by the depositary institution ABN AMRO Real S/A Bank, and there is therefore no shareholder record held by the Company. The shares are traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA). We are also registered with the Securities and Exchange Commission – SEC, in the United States, and our ADR’s are traded on the New York Stock Exchange – NYSE.

Most Significant Shareholdings

TELESP Capital Stock is represented by common and preferred shares. Common shares have full voting rights. Preferred shares have voting rights in limited circumstances.

SP Telecomunicações Participações Ltda. currently holds 49.19% of the common shares and 7.11% of the preferred shares; and Telefónica Internacional S/A holds 34.87% of the common shares and 80.53% of the preferred shares. As Telefónica Internacional holds 99.99% of SP Telecomunicações equity capital, its indirect control of TELESP is 85.57% of the common shares, 89.13% of the preferred shares and 87.95% of all capital stock. The Company is not aware of any other shareholder holding more than 5% of the common or preferred shares.

Number of Shareholders

According to the book-entry share depositary institution of the Company, ABN AMRO Real S/A Bank, and from the CBLC – Brazilian Clearing and Depositary Corporation, in 06/30/2008, the total number of TELESP shareholders is approximately 1.8 thousand shareholders. The Company shareholders are mostly minority shareholders, whose shares are due the capitalization of financial holdings on telephony expansion plans.

General Shareholders’ meeting

Corporation law states that one Ordinary General meeting must be held on a mandatory basis within the first 4 (four) months of the financial year to approve the annual management report, the balance sheet / financial statements for the previous fiscal year, decide on how results will be used and elect management and Fiscal Committee members, if required. Extraordinary Shareholders’ meetings may be held to decide on issues affecting the Company, when required.

According to the By-Laws, General Shareholders’ meetings are called by the Board of Directors.

Notification of the General Shareholders’ meeting is published, by law, in the official press and in a newspaper with substantial national circulation; in our case, currently – Diário Oficial do Estado de São Paulo and Jornal Gazeta Mercantil. It is also disclosed to Brazilian investors on the CVM and Bovespa Internet sites, and to US investors via the Securities and Exchange Commission - SEC.

By law, all documentation relating to the agenda is placed at the disposal of shareholders at Company head office. The annual management report and financial statements, the order of business at the Ordinary General meeting, are also published in the press at least 30 (thirty) days in advance of the meeting to facilitate shareholder analysis.

In 2007, 03 Extraordinary General meeting were held, in addition to the obligatory Ordinary General meeting. In 2008, one Ordinary and Extraordinary General meeting has been held to date. Decisions of great interest to the Company were taken at these meetings, such as Company’s By-Laws reform, positions and assignments alignments of Executive Officers and members of the Board of Directors, the confirmation of convergence deal celebrated between TELESP and Grupo Abril, election of members of the Board of Directors and Fiscal Committee, approval of managers accounts, and other issues.

At the Ordinary General meeting 2008, held on March 26th, 23 shareholders attended the meeting, representing 85.699% of the voting capital.

Our By-Laws state that meetings that decide on issues set forth in article 136 of the Corporation Law, must called at least 30 (thirty) days in advance for the first call notice and 10 (ten) days for the second call notice.

COMPANY´S MANAGEMENT

TELESP’s management is responsibility of the Board of Directors and the Executive Officers.

Board of Directors - Structure:

The Company By-Laws state that the Board of Directors shall be composed of a minimum of 5 (five) and a maximum of 17 (seventeen) members, who must be shareholders of the Company, elected and discharged by the General meeting.

The By-Laws guarantee holders of preferred shares the right to elect one Board of Directors member in a separate vote.

The main activity is to control some aspects with private capacity. In its composition, we can verify a considerable quantity of Independent members. It has an internal statute and, in complement to the By-Laws devices, governs its operating, meetings´ frequency, specific functions of the Chairman and the Secretary of the Board of Directors.

Board of Directors’ Functions

It is the responsibility of the Board of Directors:

- to provide general guidance on Company business plan;

- to approve the Company budget and annual Company business;

- to call the General Shareholders’ meeting;

- to approve the financial statements and the management report and submit them to the General Shareholders’ meeting;

- to elect or dismiss members of the Executive Committee, setting their assignments and oversee executive officers’ management;

- to approve, when appropriate, the Company’s internal regulations, and its own regulations;

- to decide on Company share issues with increased capital, within the authorized capital stock limit, and on subscription bonus issues;

- to decide on aspects related to debenture issues, not convertible into shares and without real guarantees, when delegated by the General Shareholders’ meeting, about aspects related to other debentures issues;

- to decide on promissory note issues for public distribution (“Commercial Papers”) and on submitting Company shares to the depositary regime for sale of the respective certificates (“Depositary Receipts”);

- to authorize acquisition of shares issued by the Company, for subsequent cancellation or to be held by the treasury for sale at a later date;

- to authorize the alienation of the Company’s fixed assets and approve the limits to acts related to this issue by the Executive Officers, and constitution of in rem guarantees and provision of guarantees for third party obligations;

- to approve / authorize undertaking any obligation, execution of agreements, investments and asset purchases not set forth in the Company budget and involving more than R$250,000,000.00 (two hundred and fifty million reais);

- to authorize the purchase of shareholdings in other companies and encumbrance or alienation of shareholdings;

- to approve distribution of intermediary dividends and payment of interest on equity capital “ad referendum” from the General meeting;

- to appoint or dismiss independent auditors; appoint or dismiss the head internal auditor;

- to approve the Company career and salary plan, the regulations and staffing, collective bargaining agreements and pension fund policy compliance or termination;

- to ensure the Company’s Corporate Governance

In 2007 and 2008, to date, the Board of Directors has taken decisions on significant issues falling within its scope of responsibilities, encompassing:

  Payment of dividends and payment of interest on own capital to shareholders;
  Electing executives and fix their assignments;
  Adjustments in the Company’s administrative structure;

  Financial statements’ approval to submit to General Shareholders’ meeting;
  Company’s budget approval;
  Renegotiation of debentures issued by the Company.

Board of Directors Profile

The members of TELESP’s Board of Directors are people with recognized capabilities and, based on their knowledge, diverse origins, professions and specializations, provide to the Board of Directors and the Company their professional experience, safeguarding Company interests, pursuing Company objectives and protecting Company assets.

Board Member Mandates

The Board members are elected for a maximum of 3 (three) year mandate, and may be re-elected. At TELESP, this mandate is unified, in other words, the mandates of all board members conclude on the same date.

Current Board of Directors Structure

The Telecomunicações de São Paulo S.A. – TELESP Board of Directors is composed of 17 (seventeen) members, whose mandates will end on the date of the Ordinary General meeting in 2010. The following is a list of the current board structure of TELESP:

Internal Directors

Antonio Carlos Valente da Silva – Chairman of the Board

Luis Antônio Malvido

External Directors (non-executive)

José María Álvarez-Pallete López - Vice-President of the Board

Juan Carlos Ros Brugueras

Independent Directors

Antonio Viana-Baptista

Enrique Used Aznar

Fernando Abril-Martorell Hernández

Fernando Xavier Ferreira

Francisco Javier de Paz Mancho

Guillermo José Fernández Vidal

Iñaki Urdangarín

José Fernando de Almansa Moreno-Barreda

Luciano Carvalho Ventura (*)

Luis Bastida Ibarguen

Luiz Fernando Furlan

Miguel Ángel Gutiérrez Méndez

Narcís Serra Serra

The structure of the TELESP Board of Directors, with the presence of the external directors and independent directors, as well as those elected by the preferred shareholders (*), is aligned with the best corporate governance practices.

Internal Structure and Operations of the Board of Directors

The Board of Directors’ By Laws and Internal Regulations state that the Board will meet ordinarily once every quarter, and extraordinarily as required, when called by its President. Thus, the Board shall establish an annual calendar for Ordinary meetings.

During 2007, the TELESP Board of Directors held 7 (seven) meetings, which lasted an average of 3 (three) hours each, in general terms. In 2008, 5 (five) Board of Directors meetings have been held to date.

In order to ensure adequate preparation for meetings, and to ensure that Board of Directors members have all required information, the meetings will have an agenda that is established in advance, of which the Board of Directors members are notified at least 5 (five) days in advance.

In order to provide the necessary clarifications and discussions about certain issues of the agenda, the main Company Executive Officers have been present at Board meetings to expose, in a detailed way, issues they are responsible for. The Company’s Fiscal Committee members are also present at the Board of Directors meetings to clarify any issues related to the corporate law.

Issues submitted for appraisal and decision at Board of Directors meetings are always given substantial consideration. The Board of Directors members take part in debates and discussions, putting forward their opinions on issues whenever they feel that it is opportune to do so. The Chairman organizes the debates and involves all Board of Directors members in decisions, normally asking each for their opinion, especially on issues of great importance to the Company.

Chairman of the Board of Directors

The TELESP Chairman of the Board is appointed by the Board from among its members. According to the Board of Directors’ By-Laws and Internal Regulations, his specific attributes are:

(i) to represent the Board of Directors when calling a General Shareholders’ meeting and before third parties;

(ii) to preside over the General Shareholders’ meeting and chose the secretary from those present;

(iii) call, preside and run the Board of Directors meetings;

(iv) cast the deciding vote, as set forth in the By Laws, in the event that Board of Directors votes are undecided;

(v) authorize actions in emergency situations “ad referendum” of the Board of Directors consideration.

Secretary to the Board of Directors

The Secretary of the Board of Directors, as established by the Board of Directors Internal Code, is named by the Board of Directors and his attributes include:

(i) organizing the Board of Directors Secretary’s work;

(ii) drawing up the meeting agenda on the orders of the Chairman and inform the Board of Directors members of the order of business at each meeting, at least 48 hours in advance;

(iii) organize and issue Board of Directors member notification of the meetings;

(iv) serve as secretary to the meetings and create the minutes at each meeting, registering them as required; (v) safeguard and take responsibility for meeting documents and the Board of Directors minutes book, ensuring they are kept confidential;

(vi) disclose Board of Directors decisions and recommendations, when required;

(vii) obtain documents required to provide information on issues the Board of Directors is to consider from within the Company;

(viii) carry out other acts as required by the Board of Directors or its Chairman.

Board of Directors Committees

Pursuant to the best corporate governance practices adopted in Brazil and internationally, the TELESP Board of Directors have created three committees to give greater attention to issues of interest to the Company.

The Board of Directors’ Committees are auxiliary body, subordinated to the Board of Directors and the members are also members of the Board. Are provided with own guidelines and the Committee members mandates coincide with the respective Board of Directors mandates. The committees presidents are elected by the committee members.

- Audit and Control Committee

Created in December 2002.

Committee members are chosen from among the Board of Directors members who are not Company Executive Directors.

Without prejudice to any other function designated by the Board of Directors, the Audit and Control Committee will be authorized to provide the Board of Directors with information and/or recommendations on the following issues:

- Appointing the external auditor, contractual conditions, the scope of his professional mandate and, if required, terminating or extending the agreement;

- Review the analysis of Company accounts, ensuring compliance with legal requirements and correct application of generally accepted accounting principles;

- The results of each internal and external audit, as well as management measures relating to audit recommendations;

- Internal control system alignment and integrity;

- External auditor contractual compliance, to ensure that the opinion on the annual accounts and the main audit report contents are written in a concise and accurate manner;

- Receive information from the internal auditor on significant deficiencies in control systems and financial conditions.

On the date of this report, the following Board members are also members of this Committee:

-	Luis Bastida Ibargyen

-	Enrique Used Aznar

-	Miguel Ángel Gutierrez Mendez

The related guidelines state that the Audit and Control Committee will meet periodically as required, and at least quarterly.

The meetings have been held according to the order of business set in advance and forwarded to the Committee members at least 5 (five) days in advance of the meetings. Decisions and recommendations from the meetings are recorded in specific minutes and submitted to the Board of Directors.

Audit and Control Committee meetings analyze information presented by the Company’s internal auditor, by the independent auditors and by the Finance, Investors Relations and Accountancy areas, discussing and analyzing issues from their respective aptness, and other Company departments may be invited to provide further information on issues of interest to the Committee.

In 2007, the Audit and Control Committee held 9 (nine) meetings, and in 2008, it has held 5 (five) meetings to date, dealing with issues of interest that include:

- Analysis of the Company’s annual and quarterly financial statements;
- Internal Auditor Reports;
- External Auditor Reports;
- The independent auditors’ services contract;
- Accompaniment of issues related to the implementation and improvement of internal controls which allow the Company to emit the certifications of 404 section of the Sarbanes-Oxley Act.

 - Appointment, Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee was created by the Board of Directors, previously in November, 1998, been recast on 10/18/2004.

Without prejudice to any other function designated by the Board of Directors, the Compensation and Corporate Governance Committee is authorized to provide the Board of Directors with information and/or recommendations on the following issues:

-	Appointing statutory managers for the Company and its subsidiaries;

-	Compensation limits for statutory Company managers;

-	Standard contracts for statutory managers;

-	Compensation regime for Board of Directors members and periodic reviews;

-	Incentive plans for the compensation area;

-	Compensation policy for Board of Directors members and statutory Company managers;

- Report on Company Corporate Governance.

This Committee currently includes the following Board of Directors members:

-	Antonio Carlos Valente da Silva

-	José Fernando de Almansa Moreno-Barreda

-	Iñaki Urdangarín

-	Juan Carlos Ros Brugueras

In 2007 the Appointment, Compensation and Corporate Governance Committee has met on five occasions; in 2008, the Committee has met on two occasions.

- Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee was established by the Company Board in December, 2004 and the majority of whom must not be a Company Executive Officer.

The Service Quality and Customer service Committee is authorized to provide the Board of Directos with information and/or recommendations on the following issues:

- Examination, analysis and periodic oversight of quality levels for the main services offered by the Company;

- Levels of customer service paid to Company customers.

This Committee currently includes the following Board of Directors members:

-	Antonio Viana-Baptista

-	Fernando Xavier Ferreira

-	Luciano Carvalho Ventura

In 2007, this Committee has met on three occasions.

Executive Board

The Executive Board, according to the terms of the by laws, is composed of between 3 (three) to 15 (fifteen) members; it is the body that carried out active and passive Company representation, and jointly with its members is responsible for all acts that are required or opportune in managing Company business. The Executive Officers are elected for a maximum 3 (three) year mandate, and may be re-elected.

The Executive Board as a whole is responsible for:

- Propose to the Board of Directors, the Company’s general Plans and Programs;

- Submit to the Board of Directors and to the Fiscal Committee the Annual Report and the Financial Statements, with the review report of the independent auditors attached and the proposal for allocation of results related to the fiscal year;

- authorizing, within the limits established by the Board of Directors, the alienation or encumbrance of the Company’s permanent fixed assets.

- Approve the installation or extinction of subsidiaries, branches, offices, agencies, departments, representations and operating units of the Company in the country or abroad;

Currently, the Executive Board is composed of 4 members whose mandates shall end on the date of the first Board of Directors meeting after the Ordinary Shareholders Meeting in 2010. The following is the current structure of the Executive Board of TELESP:

Chairman: Antonio Carlos Valente da Silva

Director General of Fixed Telephony: Luis Antonio Malvido

Director of Finance Management and Investor Relations: Gilmar Roberto Pereira Camurra

General Secretary: Gustavo Fleichman

Management Impediments, Duties and Responsibilities

Law 6404/76 sets aside an entire chapter for management skills, requirements, impediments and conflicts of interest, compensation, substitution, investiture, duties and responsibilities.

By law, the following are not permitted to hold management positions: persons subject to special laws or convicted of crimes specific under these laws, those sentenced to temporary suspension or disqualification applied by the Comissão de Valores Mobiliários (CVM) and those who hold positions in companies that could be deemed market competitors.

Management duties include:

- the duty of diligence, which states that while performing his duties, the manager must employ a level of caution and application that any active and trustworthy individual would normally use in managing their own business;

- the duty of loyalty, which states that the manager must exercise restraint in company business, and is forbidden to: (i) use the business opportunities of which he is aware as a result of his position, (ii) fail to protect Company interests in order to obtain personal advantage for himself or third parties, (iii) purchase, to resell and profit from any asset or right that he knows the Company requires;

- the duty to pursue the Company’s objectives and interests;

- the duty to abstain from involvement in any Company business where there is a conflict of interest with the Company;

- the duty to inform ownership of and transactions involving securities issued by the Company and other companies in the same group;

- the duty of confidentiality involving information that has yet to be disclosed to the market and is obtained as a result of this position, and is also capable of influencing securities prices, and the executive is also forbidden from using the information for his own advantage of that of a third party;

- the duty to notify the market of General meetings decisions, management decisions or relevant facts that have taken place in Company business that may influence investor decisions to purchase or sell securities issued by the Company.

In relation to the duties of confidentiality and to notify relevant facts or acts, as well as inform ownership or transactions involving Company securities, the CVM issued CVM Instruction No 358 regulating these areas. As a result of this Instruction, the Board of Directors approved the Relevant Fact or Act Disclosure Policy, a code that is applicable to members of the Board of Directors, Executive Board, Fiscal Committee and other employees who have access to relevant Company information as a result of their positions and functions, and the Board also approved the Internal Code of Conduct, as stated above.

According to the specific law, Directors are also forbidden from:

- benefiting third parties at the expense of the Company;

- borrowing or using Company resources or assets for their own benefit of that of third parties or companies in which they hold stakes, without prior authorization from the General Shareholders Meeting, or the Board of Directors in circumstances involving the executive officers;

- receiving any type of direct or indirect personal advantage from third parties as a result of their position, without statutory or General meetings authorization.

Management Remuneration

TELESP’s Management remuneration is set by the General meetings pursuant to Corporation Law. The 2008 ordinary shareholders’ meeting, held on 03/26/2008, set annual global management, remuneration at R$11,050,000.00 (eleven million and fifty thousand reais).

The individual amount for each Executive Officer is set by the Board of Directors with mediation of its Appointment, Compensation and Corporate Governance Committee.

The market is informed of global management compensation value by the minutes of the ordinary shareholders’ meetings, which are disclosed to shareholders and society in general when published to the Comissão de Valores Mobiliários - CVM and the Stock Market of São Paulo - Bovespa, as well as their publication as set forth by law.

The Fiscal Committee

The Fiscal Committee is a mandatory organ in Brazilian corporations, and the Company By-Law must govern its operations, whether operating on a permanent basis or not. It is not a management body, but a body that oversees Company management and the actions of its managers. At TELESP, the Fiscal Committee operates on a permanent basis.

Members of the Fiscal Committee are elected by the General Shareholders’ meeting for a 1 (one) year mandate and they may be re-elected. Corporation law guarantee holders of preferred shares the right to elect a full and a substitute member of the Fiscal Committee in a separate vote.

By law, compensation for members of the Fiscal Committee, over and above reimbursement for travel and accommodation costs incurred in the performance of their duties, is set by the General Shareholders meetings that elects them, and for each active member, said compensation cannot be less than 10% (ten per cent) of the average compensation awarded to each Executive Officer, not including the benefits, commercial expenses and profit sharing.

By law, the Fiscal Committee is composed of between 3 and 5 members and an equal number of substitutes. The TELESP Fiscal Committee is composed of 03 (three) active members and 03 (three) substitutes, elected on 03/29/07, with mandates up to the date of the Ordinary General meeting in 2008, as listed below:

Active *Flavio Stamm Patrícia Maria de Arruda Franco Cristiane Barreto Sales	Substitute *Gilberto Lerio Luis André Carpintero Blanco Stael Prata Silva Filho

* Elected by the preferred shareholders, in a separate vote, without the participation of the controller.

Fiscal Committee Members’ Impediments, Duties and Responsibilities:

Only Brazilian citizens resident in this country, holding university degrees, or those who have held the position of Company manager or audit committee member for a period of 3 (three) years, may be elected to the Fiscal Committee. Fiscal Committee members are subject to the same impediments applied to manager elections.

Fiscal Committee members hold the same duties as the managers (Board of Directors and Executive Board) and are liable for harm cause by any omission in fulfilling their duties and negligence or malfeasance, or violation of any law or statute. They shall perform their functions in the Company’s best interests.

Fiscal Committee’s Attributes

The main attributes of the Fiscal Committee involve reviewing and commenting on accounting statements, overseeing management activities, submitting opinions on the Annual Management Report and on management proposals that are to be submitted to the meeting pertaining to modification of capital stock, capital budgets, dividend distribution and mergers, incorporations or splits.

Management and Fiscal Committee Member Shareholdings in Company Equity

It is required by the Brazilian legislation that managers of the Company, as well as the members of the Fiscal Committee, to declare ownership of securities issued by the Company, subsidiaries or companies of the same group to the Comissão de Valores Mobiliários and the Stock Exchange. They are also required to notify any modification in their respective shareholder positions. This information is also available in the regulatory bodies websites.

On the date of this Report, our Executive Officers and Fiscal Committee held the following shares in the capital stock of TELESP:

Internal Audit

The Company has an Internal Audit Department that analyzes and evaluates the fulfillment of obligatory procedures.

The main goal is to support the management regarding internal controls systems, overseeing risks, compliance of laws and regulations and internal rules, information accuracy, operations effectiveness and efficiency and integrity of the Company assets.

Aiming its goals, the Audit and Control Committee approves, yearly, the Internal Audit work plan, including, among others, the following assignments:

  Check and analyze internal accounting control and operational systems;

  Review controls aiming Company’s assets protection;

  Overseeing problems and opportunities to improve ongoing operating revisions;

  Proof the existence of suitable controls for information systems;

  Review the fulfillment of internal Corporate Governance regulations.

Markets

Investor Relations department

In order to seek closer ties with the financial markets, the shareholders and investors, in Brazil and also in United States, the Company has an Investor Relations department which main function is to design and execute a Company communication program for financial markets, in order to inform and explain its main strategic, operational, organizational and business activities of the Company, collaborating with the appropriate valuation of its securities.

TELESP uses this department to organize meetings that provide information on its performance taking part its shareholders and institutional investors from Brazil and abroad to participate, with participation from high-ranking executives when convenient, according to the subject matter presented.

In 2007, more than 160 meetings were held with investors and analysts from Brazil, Europe and United States, besides a huge number of telephone contacts, e-mails and other correspondences.

The Investor Relations department carries out a periodic analysis of Company shareholder and analyst information requirements, as well as the evolution of the shareholder structure and bondholders, in order to optimize the disclosure information and to help TELESP remain a leading Company in this sector in terms of transparency and accessibility.

Market Information Disclosure

TELESP disclosures to markets where its shares are traded all relevant acts related to its business, than can influence the securities prices.

Considering the importance of the market information disclosure in an adequate and opportune way, the Direction of Investors Relations gives a special attention to the communication with the shareholders and investors, being always at the disposal of the financial community to clarify any doubts or handle any queries.

Moreover, all of this information is available at the Company Corporate website. It is particularly necessary to highlight that the design and the management of the specific Investor Relations web page was developed in a way to privilege transparency in information disclosure, ensuring simultaneous and non-discriminatory access. Nowadays, the Investor Relations web page offers several sections for easy access to all official, financial, operational and strategic information issued by the Company to the various regulatory bodies and markets in general (http://www.telefonica.com.br/investidores/).

In addition, it is important to note that the Telefônica Group information and transparency policy, approved and recognized internationally, is also used as a guideline by TELESP, focusing on the quality, depth and speed of its response to investor relations.

To conclude, as already mentioned above, the Company implanted the Market Information Disclosure, that set the basic system principles and methods of information disclosure control, providing the quality and control about the disclosure information, issued by the regulatory bodies as well as in press publication. Thus, it was settled the Disclosure Committee, as follows in the next topic.

Disclosure Committee

The main responsibility of the Disclosure Committee is to ensure that the information placed at the market’s disposal was elaborated considering the appropriated principles, criteria and professional practices.

The Committee revises relevant information to securities market to be published, certifying an appropriate disclosure structure, containing correct information related to relevant acts or facts, do not omitting any fact that can cause interpretation problems, being specific, complete and appropriate, providing the shareholders, investors and the market in general a suitable knowledge and decision. Dispenses a special attention to disclosure financial reports, attending to represent correctly, in all relevant aspects, the financial condition and the results.

The final responsibility to disclosure information, Company’s relevant acts and facts is from the Director of Investor Relations, according to Relevant Act and Fact Disclosure Policy and CVM Instruction 358/02, advised by the Disclosure Committee, as well as the Company’s Chairman when connected to the quality of disclosure Company’s relevant information.

Follows the current structure of the Disclosure Committee:

Director of Finance Management Investor Relations (Committee Coordinator);

Director of Accountancy;

Director of M&A and Investor Relations;

Director of Communication;

Director of Management and Resources Control;

Secretary General / Board of Directors Secretary.

Internal Code of Conduct

Regarding the adoption of conduct guidelines to prevent possible infractions regarding the use of privileged information and related maters, the Board of Directors, as previously discussed, approved the Internal Code of Conduct for issues related to the stock markets (“RIC”).

This Code is applicable to all personnel that have greater and more frequent contact with privileged Company information, including high-ranking executives and employees whose functions may involve regular access to this type of information.

This Code covers matters related to transactions with Company and Group securities, banishing transacting while in possession of privileged information, establishing wide temporary restrictions for occasions when there is objective important information within the Company, for example, during the month preceding the preparation and approval of the annual accounts by the Board of Directors. Additionally, it mandates that securities purchased are to be kept for a minimum period, in order to stop speculation involving Company securities.

The Code provides detailed analysis of the principles that must be followed in the event of a conflict of interest, establishing a duty to notify the Company a possible conflict situation.

July, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 21, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director